Exhibit 5.1

8 November 2011	Our Ref: IG

Fabrinet

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street

George Town

Grand Cayman KY1-9005

Cayman Islands

Dear Sirs

FABRINET (THE “COMPANY”)

We have acted as Cayman Islands legal advisers to Fabrinet (the “Company”), and we have examined the Registration Statement on Form S-8 to be filed by with the Securities and Exchange Commission (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of Ordinary Shares, par value US$0.01 per share of the Company (the “Shares”) for issuance pursuant to the Company’s 2010 Performance Incentive Plan (the “Plan”).

For the purposes of giving this opinion, we have examined and relied upon the originals, copies or translations of the documents listed in Schedule 1.

In giving this opinion we have relied upon the assumptions set out in Schedule 2, which we have not independently verified.

We are Cayman Islands Attorneys at Law and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date of this opinion. We have not, for the purposes of this opinion, made any investigation of the laws, rules or regulations of any other jurisdiction.

Based upon the foregoing examinations and assumptions and upon such searches as we have conducted and having regard to legal considerations which we consider relevant, and under the laws of the Cayman Islands, we give the following opinions in relation to the matters set out below.

1.	The Company is a limited liability exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands with full corporate power and authority to issue the Shares.

2.	The Shares to be issued by the Company have been duly and validly authorised, and when issued, sold and paid for in the manner described in the Plan and in accordance with the Resolutions adopted by the Board of Directors of the Company and when appropriate entries have been made in the Register of Members of the Company, will be legally issued, fully paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto.

Yours faithfully

/s/ WALKERS

SCHEDULE 1

List of Documents Examined

1.	the Certificate of Incorporation dated 12 August 1999, Amended and Restated Memorandum and Articles of Association as registered on 30 April 2010 (the “Memorandum and Articles of Association”), the minute book, the Register of Members, Register of Directors and the Register of Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands on 8 November 2011 (the “Company Records”);

2.	a Certificate of Good Standing dated 7 November 2011 in respect of the Company issued by the Registrar of Companies;

3.	a copy of executed written resolutions of all the directors of the Company dated 20 October 2010 and a copy of the minutes of a meeting of the Shareholders of the Company on 30 April 2010 and 20 December 2010 (collectively the “Resolutions”);

4.	the Registration Statement; and

5.	the Plan.

SCHEDULE 2

Assumptions

This opinion is given based upon the following assumptions:

1.	The originals of all documents examined in connection with this opinion are authentic. All documents purporting to be sealed have been so sealed. All copies are complete and conform to their originals.

2.	The Company Records are complete and accurate and constitute a complete and accurate record of the business transacted and resolutions adopted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

3.	The Resolutions remain in full force and effect and have not been revoked or varied.